Exhibit 12.1

CONTINENTAL AIRLINES, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(IN MILLIONS)

	Nine Months Ended
	September 30,		Year Ended December 31,
	2010	2009	2009	2008	2007	2006	2005

Earnings:
Earnings (Loss) Before Income Taxes and Minority Interest	$442	$(367)	$(439)	$(695)	$556	$361	$(75)
Less:
Undistributed Earnings (Losses) of Equity Investees	-	-	-	9	18	36	62
Plus:
Interest Expense	288	274	367	376	393	409	417
Capitalized Interest	(17)	(25)	(33)	(33)	(27)	(18)	(12)
Amortization of Capital Interest	27	27	36	35	36	40	40
Portion of Rent Expense Representative of Interest Expense	684	691	907	934	917	969	906
	$1,424	$600	$838	$608	$1,857	$1,725	$1,214

Fixed Charges:
Interest Expense	$288	$274	$367	$376	$393	$409	$417
Portion of Rent Expense Representative of Interest Expense	684	691	907	934	917	969	906
Total Fixed Charges	972	965	1,274	1,310	1,310	1,378	1,323
Coverage Adequacy (Deficiency)	$452	$(365)	$(436)	$(702)	$547	$347	$(109)

Coverage Ratio	1.47	N/A	N/A	N/A	1.42	1.25	N/A